12g3-2(b) file number: 82-34841

07026067

3 August 2007

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 16 2007
WASH. D.C. 186

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
2 August 2007	ASX	Appendix 4E - Preliminary Final Report	15

Yours sincerely

Mark Diamond
Managing Director

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

Encls.

dlw 8/20

antisense
THERAPEUTICS

Appendix 4E
Preliminary Financial Report

for the year ended
30 June 2007

(and previous corresponding period: year ended 30 June 2006)

In compliance with Listing Rule 4.3A

DIRECTORS' REPORT

Your directors present their report on Antisense Therapeutics Limited.

DIRECTORS
The following persons were directors of Antisense Therapeutics Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Mr Robert W Moses	Independent Non-Executive Chairman
Mr Mark Diamond	Managing Director
Dr Chris Belyea	Independent Non-Executive Director
Dr Frank Bennett (appointed 31/07/06)	Non-Executive Director
Prof. Graham Mitchell	Independent Non-Executive Director
Prof. George Werther	Non-Executive Director
Dr Stanley Crooke (retired 31/07/06)	Non-Executive Director

REVIEW OF OPERATIONS

Overview of Company's Activities

During the period under review, the following key events were announced by the Company:
• Halfway mark reached for enrolment of patients into the Phase IIa clinical trial of ATL1102 in Multiple Sclerosis
• ATL1102 European and Japanese patents granted
• Successful raising of $2.07M in a share placement to overseas institutional investors
• Extension of drug discovery and development collaboration with Isis Pharmaceuticals
• ATL1103 for growth and sight disorders compound progressed towards clinical development

Antisense Therapeutics' Mission

Antisense Therapeutics' mission is to create, develop and commercialise novel antisense therapeutics. The Company's Research and Development activities are focused on developing antisense drugs for diseases where there is a significant and acknowledged unmet medical need and where the antisense technology has the potential to provide compounds with clear competitive advantages over existing therapies or drugs in development for those diseases.

Antisense Technology

Proteins play a central role in virtually every aspect of human biology. Each of our genes is a set of instructions for the manufacture inside the cell of a particular unique protein. Conventional pharmaceutical drugs typically bring about their desired therapeutic effect by binding to a target protein directly, to interfere with the action of the disease causing protein.

Antisense drugs, unlike conventional small-molecule medicines, are rationally designed to bind to target messenger RNA with extraordinary precision and thereby block or stop the production of the disease causing protein in the first instance.

Antisense drugs have the potential to treat a wide range of conditions including autoimmune, inflammatory, infectious, metabolic and cardiovascular diseases as well as cancer.

Overall Operating Strategy

Antisense Therapeutics' strategy is:
• to create candidate antisense drugs for diseases where there are large and/or poorly met markets;
• to out-source pre-clinical and clinical testing of the candidate drugs to expert contractors; and
• to commercialise the drugs that are shown to be successful through licensing deals or other partnerships with major pharmaceutical companies.

The Company's business model of outsourcing pre-clinical and clinical testing minimises infrastructure and overhead costs. The Company works with contractors and consultants on a worldwide basis in order to gain access to the best possible expertise in each area of the Company's research and development operations. These outsourcing activities are closely controlled by the Company's management, which has extensive experience in the research and clinical development of pharmaceutical products.

Isis Strategic Partnership

A fundamental element of the Antisense Therapeutics strategy is its access to state of the art antisense technology derived from its strategic partnership with Isis Pharmaceuticals Inc. Isis is an acknowledged world leader in the field of antisense. Isis currently has one antisense drug on the market and 17 antisense products in development. Isis has several partnerships with major pharmaceutical companies, including drug development collaborations with Ely Lilly & Co and, as recently reported, Bristol-Myers Squibb.

The collaboration agreement with Isis provides Antisense Therapeutics with access to Isis's antisense intellectual property, drug discovery technology and development expertise to develop and commercialise antisense drugs.

Projects Update

ATL1102 for Multiple Sclerosis

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in Phase IIa clinical trials as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the Central Nervous System (CNS) in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. VLA-4 is a clinically validated target in the treatment of MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS, the MS animal data having been published in a peer reviewed scientific journal.

What is Multiple Sclerosis?
Multiple Sclerosis (MS) is a life-long, chronic disease that progressively destroys the central nervous system (CNS). It affects approximately 400,000 people in North America and the current market for MS drugs is estimated at more than USD$5 billion. It is a disease that affects more women than men, with onset typically occurring between 20 and 40 years of age. Symptoms of MS may include vision problems, loss of balance, numbness, difficulty walking and paralysis. In Australia MS affects over 15,000 people and worldwide MS may affect more than one million people.

Progress

As previously reported, the Company is currently conducting a Phase IIa clinical trial of ATL1102 in patients with relapsing remitting multiple sclerosis (MS). The study, a multi-centre, randomised, double-blinded, placebo-controlled clinical trial in approximately 80 patients with relapsing-remitting MS will assess the activity and safety of the drug in MS patients.

The Company announced in October 2006 that it was establishing additional clinical trial sites in Europe for the Phase IIa trial to address the slower than expected rate of patient recruitment and that it would also modify the patient enrolment criteria in order to further aid recruitment into the trial. The Company made submissions to relevant regulatory authorities in certain Central Eastern European (CEE) countries and in January this year announced that it received approval to start the trial in 3 countries (Bulgaria, Slovak Republic, and Romania). At the same time the Company announced that it had dosed its first patient in a CEE country.

In June this year, the Company announced that it had successfully enrolled 40 patients into the trial, which is half of the patients anticipated for the trial. The Company also confirmed that it had received approval in 6 countries (Poland, Czech Republic, Bulgaria, Romania, Slovak Republic and Germany) to conduct the Phase IIa trial.

In the period, the Company also reported positive results from animal experiments which provide further support for the potential of VLA-4 antisense inhibition to treat MS and other autoimmune diseases. In these animal studies conducted by Antisense Therapeutics, treatment with a VLA-4 antisense drug caused a significant increase in total leucocyte count. Increasing levels of circulating leucocytes in the blood is regarded as a valid biological marker for a VLA-4 targeting drug's pharmacological activity. Another key observation from these experiments was that treatment with the antisense drug significantly inhibited VLA-4 on relevant leucocytes (lymphocytes). Importantly, the compound's effect was shown to be maintained for one month after the final dose. This extended duration of effect has been observed with other 2nd generation antisense compounds and suggests the potential for less frequent (e.g., once monthly), and therefore more convenient dosing of these agents in patients.

Patent Status
In the period the Company announced that the European Patent Office had granted a patent No 1123414 entitled "Antisense Modulation of Integrin alpha 4 expression" which covers ATL1102 until 2019. The European patent application will be registered in the United Kingdom, Germany, France, Italy, Spain, Denmark, Finland, Netherlands and Sweden. Also in the period, the Company advised that the Japanese Patent Office had granted a patent No.: 3834204 entitled "Antisense modulation of integrin 4 expression"

These granted patents exclusively licensed to the Company by Isis, form part of the extensive portfolio of intellectual property protecting ATL1102 and its applications in the treatment of multiple sclerosis (MS), asthma and other diseases. These include granted patents in the US, Japan and Australia and a patent pending in Canada. In Europe and Australia, claims to ATL1102 can be extended to 2024 once the drug is registered.

ATL1103 for Growth and Sight Disorders

ATL1103 is a second generation antisense drug designed to block growth hormone receptor (GHr) expression thereby reducing levels of the hormone insulin-like growth factor-I (IGF-I) in the blood and is a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (an abnormal growth disorder of organs, face, hands and feet) and diabetic retinopathy. The latter disorder is a common disease of the eye and a major cause of blindness. Acromegalic patients are known to have significantly higher blood IGF-I levels than healthy individuals. Reduction of these levels to normal is accepted by clinical authorities as the primary marker of an effective drug treatment for the disease. In the case of diabetic retinopathy, published clinical studies have shown that treatments producing a reduction in IGF-I levels retarded the progression of the disease in patients.

What is Acromegaly and Diabetic Retinopathy?
Acromegaly is a serious chronic life threatening disease triggered by excess secretion of growth hormone (GH) by benign pituitary tumours. Oversupply of GH over stimulates liver, fat and kidney cells, through their GH receptors, to produce excess levels of Insulin-Like Growth Factor-I (IGF-I) in the blood manifesting in abnormal growth of the face, hands and feet, and enlargement of body organs including liver, kidney and heart. The primary treatments for acromegaly are to surgically remove the pituitary gland and/or drug therapy to normalize GH and serum IGF-I levels. In North America, Europe and Japan there are approximately 40,000 diagnosed acromegaly patients with about half requiring drug therapy. In 2004, the total acromegaly market was valued at US$780M and forecast to grow with the introduction of newer and more effective medications.

Diabetic retinopathy is one of the leading causes of vision loss. Over 5 million Americans aged 18 and older are affected by diabetic retinopathy. Around 12,000-24,000 patients with diabetic retinopathy lose their eyesight each year in the US alone. This condition is caused by abnormal new blood vessel formation in the retina or macula (the central part of the retina). In diabetes, high blood glucose can cause oxygen deprivation in certain tissues, which can stimulate factors that induce additional blood vessels in the retina. These new blood vessels may break and bleed into the eye leading to scarring within the eye. Surgical ablative treatments such as photocoagulation (laser therapy) are available but are not completely effective, may cause partial vision loss, and can only be used a limited number of times. There is presently no pharmaceutical therapeutic approved for the treatment of diabetic retinopathy.

Progress

In animal study results previously reported by the Company, ATL1103 demonstrated its intended therapeutic action by significantly reducing IGF-I levels in the blood. Suppression of IGF-I in the blood is an important indicator of clinical benefit in the treatment of acromegaly and diabetic retinopathy. In a primate study, monkeys were injected with ATL1103 over a 6 week period. IGF-I levels were suppressed by 35% relative to placebo, a level of effect, which if achieved in humans, would be expected to provide potential therapeutic benefit.

ATL1103 has also demonstrated its intended therapeutic action in an animal model of retinopathy by significantly reducing retinal neovascularisation (the growth of abnormal new blood vessels). In the human disease, these new abnormal blood vessels break and bleed into the eye leading to scarring within the eye and, in turn, blindness if not treated.

In the period the Company announced its intention to progress ATL1103 towards clinical development and that sufficient quantities of the drug were to be manufactured for pre-clinical safety and initial human clinical trials which would then be formulated into injectable product to be used in the requisite pre-clinical toxicology studies.

ATL1102 for Asthma

The Company has previously reported encouraging results achieved in an animal model of asthma with the inhaled form of an antisense compound targeting the VLA-4 molecule. Experimental studies showed that the delivery of an antisense drug against VLA-4 via inhalation to the lung significantly suppressed the key asthma indicators in allergen sensitised mice at very low inhaled doses, pointing to the potential new indication for ATL1102 as an inhaled treatment for asthma.

The existing data package that has been developed to date on ATL1102 for MS (an injection formulation), including some animal toxicology studies and Phase I human studies, will support the clinical development of ATL1102 as an inhaled drug in patients with asthma.

The Company's decision to move this compound into development will depend on the availability of funds and/or the potential interest from partners to in-license this drug based on the pre-clinical and clinical data generated to date.

Isis Collaboration

During the year the Company announced that it and Isis Pharmaceuticals had agreed to extend their drug discovery and development collaboration for a further two years.

The original collaboration agreement which commenced in December 2001 allowed ATL to select, test and assess new antisense compounds for a variety of diseases and potential commercial markets. The intent of this agreement and its extension is to add new products to ATL's current drug development pipeline. The collaboration agreement facilitates ATL holding world-wide exclusive licenses to any of those drugs which it ultimately decides to develop and commercialise.

Antisense Technology Developments

In the period Isis Pharmaceuticals, Inc. announced that it has obtained positive new results from Phase II clinical trials of its 2nd generation antisense drug, ISIS 301012 for the reduction of atherogenic lipids, in particular high LDL cholesterol and triglycerides.

Isis have reported that studies continue to demonstrate a strong safety profile for ISIS 301012.

The 2nd generation antisense compounds developed by Isis all share the same basic chemistry which means their pharmacokinetics (the way they are distributed and retained in the body) and their safety profiles are similar. The compounds are also manufactured, formulated and administered in the same way.

The results reported by Isis Pharmaceuticals on ISIS 301012 provide important further validation of the successful clinical application of 2nd generation antisense drugs such as those currently being developed by Antisense Therapeutics Limited.

Capital Raising

The Company received subscriptions through a private placement to 2 overseas institutions for the issue of 69,000,000 ordinary shares in ANP at 3 cents per share to raise $2.07 million.

Retirement and Appointment of Non-Executive Directors

The Board of Directors of Antisense Therapeutics Limited accepted the retirement of Dr. Stanley Crooke as Non-Executive Director of the Company and concurrently appointed Dr. C. Frank Bennett, Senior Vice President of Research at Isis Pharmaceuticals, Inc. as a Non-Executive Director to fill the vacancy created by Dr. Crooke's departure on 31 July 2006.

Financial Position

As stated in the Balance Sheet the Company's current cash reserves as at 30 June 2007 are $7.6 million and are expected to be sufficient to fund the completion of the ATL1102 Phase IIa clinical trial.

In relation to the proposed use of funds described above, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This Appendix 4E may contain forward-looking statements regarding the potential of the Company's projects and interests and the development and therapeutic potential of the Company's research and development.

Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this Operations Report as contained in this Appendix 4E for the year ended 30 June 2007.

This report is made in accordance with a resolution of directors.

Mr Robert W Moses
Independent Non-Executive Chairman

Mr Mark Diamond
Managing Director

Melbourne
Dated 02 August 2007

Appendix 4E for the Year Ended 30 June 2007

Results for announcement to the market

Current Reporting Period - Year Ended 30 June 2007
Previous Reporting Period - Year Ended 30 June 2006

Revenues	up	19.19%	to	$486,832
Loss after tax attributable to members	down	11.47%	to	($4,835,963)
Net loss for the period attributable to members	down	11.47%	to	($4,835,963)

Dividends (distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)

As at 30 June 2007	1.13
As at 30 June 2006	1.80

Record date for determining entitlements to the dividend, (in the case of a trust, distribution): n/a

Explanation of the above information:
Refer to the Directors' Report - Review of Operations.

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

	Notes	Parent Entity 30 June 2007 $	30 June 2006 $
Revenue		486,832	408,446
Other income		275,536	76,416
Depreciation expenses		(15,399)	(18,141)
Administrative expenses		(1,463,017)	(1,177,491)
Occupancy expenses		(101,931)	(98,022)
Patent expenses		(188,169)	(216,136)
Research and development expenses		(3,372,698)	(2,986,989)
Share based payments		(11,583)	(13,018)
Research and development expenses - amortisation of intellectual property		(445,534)	(1,437,466)
LOSS BEFORE INCOME TAX		(4,835,963)	(5,462,401)
INCOME TAX EXPENSE		-	-
LOSS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		(4,835,963)	(5,462,401)
	Notes	**Cents**	**Cents**
Loss per share attributable to the ordinary equity holders of the Company, from overall operations			
Basic loss per share	7	(0.95)	(1.53)
Diluted loss per share	7	(0.95)	(1.53)

The accompanying notes form part of these financial statements.

BALANCE SHEET AS AT 30 JUNE 2007

	Notes	Parent Entity 30 June 2007 $	30 June 2006 $
CURRENT ASSETS			
Cash and cash equivalents	9	7,596,588	8,239,330
Trade and other receivables		368,957	91,593
Prepayments		66,407	318,327
TOTAL CURRENT ASSETS		8,031,952	8,649,250
NON-CURRENT ASSETS			
Plant and equipment		17,817	21,481
Intangible assets		-	445,534
TOTAL NON-CURRENT ASSETS		17,817	467,015
TOTAL ASSETS		8,049,769	9,116,265
CURRENT LIABILITIES			
Trade and other payables		1,913,817	216,453
Provisions		59,148	106,577
TOTAL CURRENT LIABILITIES		1,972,965	323,030
NON-CURRENT LIABILITIES			
Provisions		59,428	-
TOTAL NON-CURRENT		59,428	-
TOTAL LIABILITIES		2,032,393	323,030
NET ASSETS		6,017,376	8,793,235
EQUITY			
Contributed equity	5	39,263,360	37,214,839
Reserves	6	750,486	738,903
Accumulated Losses		(33,996,470)	(29,160,507)
TOTAL EQUITY		6,017,376	8,793,235

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2007

	Parent Entity			
	Issued Capital $	Reserves $	Accumulated Losses $	Total Equity $
As at 30 June 2005	33,836,565	725,885	(23,698,106)	10,864,344
Issue of shares	3,600,000	-	-	3,600,000
Exercise of options	100	-	-	100
Transaction costs arising on share issues	(221,826)	-	-	(221,826)
Loss for the period	-	-	(5,462,401)	(5,462,401)
Cost of share-based payments	-	13,018	-	13,018
As at 30 June 2006	37,214,839	738,903	(29,160,507)	8,793,235
Issue of shares	2,070,000	-	-	2,070,000
Exercise of options	100	-	-	100
Transaction costs arising on share issues	(21,579)	-	-	(21,579)
Loss for the period	-	-	(4,835,963)	(4,835,963)
Cost of share-based payments	-	11,583	-	11,583
As at 30 June 2007	39,263,360	750,486	(33,996,470)	6,017,376

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

	Notes	Parent Entity 30 June 2007 $	Parent Entity 30 June 2006 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(3,140,107)	(4,434,395)
Interest received		460,579	409,244
Receipt of government grants		-	69,213
Bank finance charges		-	(2,561)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	9	(2,679,528)	(3,958,499)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of plant and equipment		(11,735)	(1,592)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(11,735)	(1,592)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of share and options		2,070,100	3,600,100
Capital raising costs		(21,579)	(221,811)
NET CASH FLOWS FROM FINANCING ACTIVITIES		2,048,521	3,378,289
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(642,742)	(581,802)
Cash and cash equivalents at the beginning of the year		8,239,330	8,821,132
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	9	7,596,588	8,239,330

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ("A-IFRS"). Compliance with A-IFRS ensure that the financial statements and notes of the entity comply with International Financial Reporting Standards ("IFRS").

The accounting policies adopted are consistent with those of the previous financial year.

Note 2. Dividends
The Company resolved not to declare any dividends in the period ended 30 June 2007.

Note 3. Segment Information

The Company operates predominantly in one industry and one geographical segment, being the health care industry and Australia respectively.

Note 4. Contingent Liabilities
There has been no change in contingent liabilities since the last annual reporting date.

Note 5. Contributed Equity

	30 June 2007		30 June 2006	
	No.	**$**	**No.**	**$**
Fully Paid Ordinary Shares	533,352,999	39,263,360	464,352,499	37,214,839

During the year ended 30 June 2007, the following movements in contributed equity occurred:
Shares
* issue of 69 million shares to professional investors
* exercise of 500 options

Note 6. Reserve - Share Based Payments

	30 June 2007		30 June 2006	
	No.	**$**	**No.**	**$**
Options over Fully Paid Ordinary Shares	3,650,000	750,486	116,509,525	738,903

During the year ended 30 June 2007, the following movements in share based payments occurred:
Options
* exercise of 500 options
* 111,459,025 options expired
* 1,400,000 options were forfeited by employees

Note 7. Loss per Share

	30 June 2007	30 June 2006
Basic loss per share (cents)	(0.95)	(1.53)
Diluted loss per share (cents)	(0.95)	(1.53)
	$	$
a) Net Loss used in the calculation of basic and diluted loss per share	(4,835,963)	(5,462,401)
	No.	No.
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	507,593,799	356,060,354

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share. There have been no other conversions to, calls of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 8. Net Tangible Assets

	30 June 2007 $	30 June 2006 $
Net Tangible Assets	6,017,376	8,347,701
Shares (No.)	533,352,999	464,352,499
Net Tangible Assets (cents)	1.13	1.80

Note 9. Cash Flow Reconciliation

	30 June 2007 $	30 June 2006 $
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(4,835,963)	(5,462,401)
Add back depreciation expense	15,399	18,141
Add back amortisation of intangibles	445,534	1,437,466
Add back unrealised foreign currency exchange (gain)/loss	-	3,709
Add back share options expensed	11,583	13,018
Increases/(Decreases) in employee provisions	11,999	(1,880)
(Increases)/Decreases in accounts receivables	(277,364)	(7,718)
(Increases)/Decreases in other current assets	251,920	77,384
Increases/(Decreases) in accounts payables	1,697,364	(36,218)
Net cash flows used in operating activities	(2,679,528)	(3,958,499)
(b) Reconciliation of cash and cash equivalents Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:	7,596,588	8,239,330

Note 10. Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the company, the result of those operations or the state of affairs of the company in subsequent financial years.

Note 11. Commitments and Contingencies

		30 June 2007 $	30 June 2006 $
(a)	**Expenditure commitments relating to research and development are payable as follows:**		
	— not later than 12 months	3,597,934	2,831,448
	— between 12 months and 5 years	-	-
	— greater than 5 years	-	-
		3,597,934	2,831,448
(b)	**Lease expenditure commitments:**		
	— not later than 12 months	22,599	138,954
	— between 12 months and 5 years	-	-
	— greater than 5 years	-	-
		22,599	138,954

The lease expenditure commitments relate to the leasing of office premises. The lease is for a term of one year with a renewal option for a further one year in July each year.

Note 12. Audit

These accounts are currently in the process of being audited. An Annual Report containing the audit report shall be provided in due course.

END